SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  -----------

                                   FORM 6-K

                                  -----------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 26, 2004



                                 CNOOC Limited
           --------------------------------------------------------
                (Translation of registrant's name into English)



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
           --------------------------------------------------------
                   (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



        Form 20-F   X                    Form 40-F
                    -------------                  -------------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                              No        X
                    -------------                  -------------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                            [COMPANY LOGO OMITTED]
                                CNOOC Limited
                (Translation of registrant's name into English)
          (Incorporated in Hong Kong with limited liability under the
                             Companies Ordinance)

                               (Stock Code: 883)

               ANNOUNCEMENT OF 2004 INTERIM RESULTS (UNAUDITED)

----------------------------------------------------------------------------------------------------------
                                      FINANCIAL AND BUSINESS SUMMARY

                                                                                            % change over
                                                     First half of 2004                first half of 2003

Total net production of oil and gas                  365,771 barrels-of-                             3.7%
                                                     oil-equivalent per day
Consolidated turnover                                RMB24.32 billion                               35.8%
Consolidated net profit                              RMB7.04 billion                                11.2%
Basic and diluted earnings per share*                RMB0.17                                        11.2%
Interim dividend*                                    HK$0.03 per share                               7.1%
Special interim dividend*                            HK$0.05 per share                              38.9%

* Adjusted for subdivision effected on 17 March 2004
----------------------------------------------------------------------------------------------------------

Chairman's Statement

During the first half of 2004, we continued to maintain our momentum with an increase in oil and gas production. Benefiting from the strong international oil prices, we saw a significant growth in oil and gas revenues, leading to a record-high level of interim unaudited net profit. In May, we continued to implement our natural gas strategy by completing the acquisition of additional equity interests in the Tangguh LNG Project in Indonesia. From May to July, we repurchased some of our listed shares. By doing so, we hope it helped some of our shareholders to realize the value of their investments as well as helped increase our shareholder's value generally. In addition, we maintained an active exploration program during the period, resulting in a number of successful discoveries and appraisals. Our oil and gas development projects also proceeded on schedule.

Operations Review

For the six months ended 30 June 2004, we maintained a stable production growth. Our oil and gas production reached 365,771 barrels-of-oil-equivalent
(BOE) per day, representing an increase of 3.7% over the same period in 2003.

Net crude oil production reached 306,730 barrels per day, roughly the same as the first half of last year; net natural gas production amounted to 341.5 million cubic feet per day, representing an increase of 29.8% over the same period in 2003, which reflected an accelerating growth rate for our natural gas production.

During the first half of 2004, our total net oil and gas production reached
58.2 million BOE offshore China, representing an increase of 9.0% over the same period last year. Due to high oil prices our net entitlement production in Indonesia recorded lower volume, amounting to 8.4 million BOE. Overall, we achieved a total net oil and gas production of 66.6 million BOE in the first half of 2004.

Our realized oil price in the first half of 2004 was US$32.18 per barrel, up 12.7% from the corresponding period last year. Our realized natural gas price in the first half of 2004 was US$2.87 per thousand cubic feet.

Owing to the stable production growth and strong oil prices, our oil and gas sales reached RMB16.03 billion during the first half of this year, representing an increase of 13.0% compared to RMB14.18billion during the same period last year. Coupled with revenues from trading and other activities, we achieved total revenue of RMB24.32 billion during the first half of 2004, representing a significant increase of 35.8% from the RMB17.90 billion achieved during the first half of last year. Our profit before tax for the first half of 2004 was RMB10.26 billion, up 17.4% from RMB8.74 billion for the first half of 2003, and our net profit was RMB7.04 billion during the first half of 2004, representing an increase of 11.2% compared to RMB6.33 billion during the first half of 2003 . Our basic and diluted earnings per share for the first half of 2004 were RMB0.17. According to our dividend policy and considering the future trend of the oil prices, current cash position and future needs of capital investment, the board of directors has decided to declare and pay an interim dividend of HK$0.03 per share and a special interim dividend of HK$0.05 per share.

During the first half of 2004, we recorded three oil discoveries through ours successful exploration activities, all of which were independent crude oil discoveries, namely Bozhong 34-1 (No. 4), Bozhong 34-1 (No. 5) and Huizhou 26-3. It is worth noting that Bozhong 34-1 (No. 4) was both discovered and appraised during the same period. In addition, we completed appraisals of eight discoveries during the first half of 2004. These eight discoveries were Jinzhou 25-1S (oil and gas), Bozhong 34-1-3, Bozhong 34-1 (No. 4), Qinhuangdao 33-1, Weizhou 12-1 and Liuhua 19-5 (gas) (all of which were our independent discoveries), Penglai 14-3 and Weizhou 12-8 (both of which were discoveries made by our PSC partners).

During this period, we continued to focus on the development of our oil and gas fields. Oilfields WZ12-1N, Qikou 18-2 and Caofeidian 11-1/2 are already on stream. The Bonan gas fields were on trial run and are expected to be on stream soon. Bozhong 25-1S and Huizhou 19-3/2 oilfields will be on stream in the second half of 2004. In addition, Luda 10-1, Nanbao 35-2 and Xihu Trough Chunxiao projects are also proceeding on schedule.

Health, safety and environmental protection have always been of high priority on our agenda. During the first half of 2004, we managed to keep our recordable accident rate and our work hours lost rate at very low levels, which were 0.21 and 0.07, respectively.

Outlook

At present, international and local environment as well as the market conditions are having a positive impact on our operations. During the second half of 2004, we will continue to work hard and maximize shareholders' return. We will also continue to implement our development strategy to achieve production and operations targets for the year. Our key tasks in the second half of the year include:

-- Keep our focus steady on attaining our oil and gas production targets for the year, while strengthening cost control on our exploration, production and other operations to maintain our competitive cost structure.

-- Continue our active exploration program in offshore China and optimize our exploration plans and targets, to increase our reserves.

-- Closely monitor the progress and quality of our existing exploration and production projects, notably the Bozhong 25-1/S and Huizhou 19-3/2 projects which will be on stream during the second half of the year, to meet our development targets.

-- Continue to keep health, safety and environmental protection our top priorities.

                                                    Fu Chengyu
                                         Chairman and Chief Executive Officer

Hong Kong, 25 August 2004

INTERIM RESULTS

The Board of Directors of CNOOC Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 (the "Period") as follows:

CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2004
(All amounts expressed in thousands of Renminbi, except per share data)

                                                                                 Six months ended 30 June
                                                                        --------------------------------------------
                                                                 Notes                2004                      2003
                                                                               (unaudited)               (unaudited)
REVENUE
  Oil and gas sales                                                             16,027,545                14,184,773
  Marketing revenue                                                              8,223,351                 3,582,015
  Other income                                                                      69,742                   137,369
                                                                              ------------               -----------
                                                                                24,320,638                17,904,157
                                                                              ------------               -----------
EXPENSES
  Operating expenses                                                            (2,094,917)               (1,973,851)
  Production taxes                                                                (726,667)                 (614,669)
  Exploration expenses                                                            (550,671)                 (391,732)
  Depreciation, depletion and amortization                                      (2,647,826)               (2,144,369)
  Dismantlement                                                                    (99,542)                  (67,477)
  Crude oil and product purchases                                               (8,122,807)               (3,543,138)
  Selling and administrative expenses                                             (464,758)                 (500,809)
  Others                                                                            (4,827)                 (103,416)
                                                                              ------------               -----------
                                                                                14,712,015)               (9,339,461)
                                                                              ------------               -----------

PROFIT FROM OPERATING ACTIVITIES                                                 9,608,623                 8,564,696

  Interest income                                                                   92,569                    91,862
  Interest expenses                                                               (219,823)                 (109,312)
  Exchange gains, net                                                               56,866                    19,553
  Short term investments (loss)/gain, net                                           (1,863)                    57,067
  Share of profits of associates                                                   185,301                   125,208
  Non-operating income/(expense), net                                              541,683                   (6,339)
                                                                              ------------               -----------
PROFIT BEFORE TAX                                                               10,263,356                 8,742,735
  Tax                                                              4            (3,221,429)               (2,408,259)
                                                                              ------------               -----------
NET PROFIT                                                                       7,041,927                 6,334,476
                                                                              ============               ===========



                                      5

                                                                                 Six months ended 30 June
                                                                        --------------------------------------------
                                                                 Notes                2004                      2003
                                                                               (unaudited)               (unaudited)
EARNINGS PER SHARE
  Basic                                                            5               RMB0.17                   RMB0.15
                                                                              ============               ===========
  Diluted                                                          5               RMB0.17                   RMB0.15
                                                                              ============               ===========

DIVIDENDS
  Interim dividend declared                                        7             1,308,225                 1,220,132
  Special interim dividend declared                                7             2,180,375                 1,568,741
  Special interim dividend declared in place of 2003
    final dividend                                                 7             2,617,526                         -
                                                                              ------------               -----------
                                                                                 6,106,126                 2,788,873
                                                                              ============               ===========

CONSOLIDATED BALANCE SHEET
30 June 2004
(All amounts expressed in thousands of Renminbi)
                                                                                   30 June               31 December
                                                                 Notes                2004                      2003
                                                                               (unaudited)                 (audited)
NON-CURRENT ASSETS
  Property, plant and equipment, net                                            50,721,167                43,123,801
  Investment in associates                                                       1,212,941                 1,117,640
                                                                              ------------               -----------
                                                                                51,934,108                44,241,441
                                                                              ------------               -----------
CURRENT ASSETS
  Accounts receivable, net                                                       3,969,846                 4,248,570
  Inventories and supplies                                                       1,344,373                 1,092,926
  Due from related companies                                                       951,308                   756,283
  Other current assets                                                           1,051,066                   757,355
  Short term investments                                                         5,770,854                 5,684,333
  Time deposits with maturities over three months                                7,830,000                 2,323,000
  Cash and cash equivalents                                                      5,075,886                14,400,394
                                                                              ------------               -----------
                                                                                25,993,333                29,262,861
                                                                              ------------               -----------
TOTAL ASSETS                                                                    77,927,441                73,504,302
                                                                              ============               ===========

NON-CURRENT LIABILITIES
  Long term bank loans                                                             870,123                   889,575
  Long term guaranteed notes                                                     8,148,267                 8,141,669
  Provision for dismantlement                                                    2,750,135                 2,646,800
  Deferred tax liabilities                                                       5,574,922                 5,783,196
                                                                              ------------               -----------
                                                                                17,343,447                17,461,240
                                                                              ------------               -----------



                                                                   6

                                                                                   30 June               31 December
                                                                 Notes                2004                      2003
                                                                               (unaudited)                 (audited)

CURRENT LIABILITIES
  Accounts payable                                                               3,996,736                 3,969,922
  Other payables and accrued liabilities                                         2,755,472                 1,955,783
  Current portion of long term bank loans                                           20,731                    20,618
  Due to related companies                                                         112,639                   474,223
  Due to the parent company                                                         42,102                   164,653
  Tax payable                                                                    2,548,808                 2,721,331
                                                                              ------------               -----------
                                                                                 9,476,488                 9,306,530
                                                                              ------------               -----------

CAPITAL AND RESERVES
  Issued capital                                                   6               876,619                   876,978
  Reserves                                                                      50,230,887                45,859,554
                                                                              ------------               -----------
                                                                                51,107,506                46,736,532
                                                                              ------------               -----------
TOTAL EQUITY AND LIABILITIES                                                    77,927,441                73,504,302
                                                                              ============               ===========

Statement of Changes in Equity
30 June 2004
(All amounts expressed in thousands of Renminbi)

                                                  Share
                                                premium
                                    Issued    & capital                 Cumulative      Statutory and
                                     share   redemption   Revaluation  translation   non-distributive      Retained
                                   capital      reserve       reserve      reserve            reserve      earnings        Total

(Unaudited)
Balance at 1 January 2003         876,978    20,761,205       274,671      (13,596)          2,232,410   16,436,820   40,568,488
Net profit for the period               -             -             -            -                  -     6,334,476    6,334,476
Dividends                               -             -             -            -                  -    (2,614,815)  (2,614,815)
Foreign currency translation
  differences                           -             -             -          103                  -             -          103
                                ---------   -----------     ---------     ---------    ---------------    ----------  -----------
Balance at 30 June 2003           876,978    20,761,205       274,671      (13,493)          2,232,410    20,156,481   44,288,252
                                =========   ===========     =========     =========    ===============   ===========  ===========

(Unaudited)
Balance at 1 January 2004         876,978    20,761,205       274,671        22,647          8,050,489    16,750,542   46,736,532
Repurchases of shares (Note 6)       (359)            -             -             -                  -       (55,337)     (55,696)
Transfer of reserve upon shares
  repurchases (Note 6)                  -           359             -             -                  -          (359)           -
Net profit for the period               -             -             -             -                  -     7,041,927    7,041,927
Dividends  (Note 7)                     -             -             -             -                  -    (2,617,526)  (2,617,526)
Foreign currency translation
  differences                           -             -             -         2,269                  -             -        2,269
                                ---------   -----------     ---------     ---------    ---------------    ----------  -----------
Balance at 30 June 2004           876,619    20,761,564       274,671        24,916          8,050,489    21,119,247   51,107,506
                                =========   ===========     =========     =========    ===============   ===========  ===========

NOTES TO INTERIM FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except numbers of shares and unless otherwise stated)

1.   ORGANISATION AND PRINCIPAL ACTIVITIES

     CNOOC Limited (the "Company") was incorporated in Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold its interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the period ended 30 June 2004, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

     In the opinion of directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.   PRINCIPAL ACCOUNTING POLICIES

     The accompanying interim financial statements are prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments, and in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting."

     The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2003, except for the followings:

     On 16 March 2004, the Company's shareholders approved a five-for-one stock split of the Company's shares (the "Stock Split"). The Stock Split was effected by dividing each of the Company's issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on The Stock Exchange of Hong Kong Limited (the "HKSE") from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of the Company's American Depository Receipt ("ADR") listed on the New York Stock Exchange also changed such that each ADR now represents 100 subdivided common shares of HK$0.02 each, as opposed to 20 common shares of HK$0.10 each prior to the Stock Split. All references in the consolidated financial statements referring to share, share option and per share amounts of the shares of the Company have been adjusted retroactively for the Stock Split.

3.   ACQUISITION

     During the period, the Company acquired from British Gas International Limited ("BG" Group) a 20.767% interest in the Muturi Production Sharing Contract ("Muturi PSC") for a consideration of US$105.1 million (equivalent to approximately RMB869,881,000), subject to a final price adjustment. The purchase increased the Company's interest in the Muturi PSC to 64.767% and its interest in the Tangguh LNG Project increased from 12.5% to 16.96%. The Company completed the acquisition on 13 May 2004.

4.   TAX

     (i)  Income tax

          The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

          The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempted from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

          The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at rates of 10% and 22%, for its oil trading activities and other income-generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% instead of the standard rate of 48% after the application of the Malaysian Tax Treaty as recognised by the Indonesian tax authorities. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the period presented.

     (ii) Other

          CNOOC China Limited is required to pay the following taxes:

          -- production taxes equal to 5% of independent production and production under production sharing contracts; and

          --  business tax of 3% to 5% on other income.

5.   EARNINGS PER SHARE

                                                                                  Six months ended 30 June
                                                                 ------------------------------------------------------
                                                                               2004                        2003
                                                                         (unaudited)                (unaudited)
Earnings:

  Net profit for the period and earnings for the purpose of
    basic and diluted earnings per share                            RMB7,041,927,000           RMB6,334,476,000
                                                                 ===================        ===================

  Number of shares (after Stock Split):

  Weighted average number of ordinary shares for the
    purpose of basic earnings per share before effects of
    shares repurchased                                                41,070,828,275             41,070,828,275

  Effect of shares repurchased                                            (2,644,243)                         -
                                                                 --------------------       -------------------
  Weighted average number of ordinary shares for the
    purpose of basic earnings per share                               41,068,184,032             41,070,828,275

  Effect of dilutive potential ordinary shares under the share
    option scheme                                                         56,093,679                 28,525,760
                                                                 --------------------       -------------------
  Weighted average number of ordinary shares for the
    purpose of diluted earnings per share                             41,124,277,711             41,099,354,035
                                                                 ====================       ===================
  Earnings per share
    -- Basic                                                                 RMB0.17                    RMB0.15
                                                                 ====================       ===================
    -- Diluted                                                               RMB0.17                    RMB0.15
                                                                 ====================       ===================

6.   SHARE CAPITAL

                                                                             Number                 Share                 Issued
                                                                          of shares               capital          share capital
     Shares (after Stock Split)                                                                   HK$'000          Equivalent of
                                                                                                                         RMB'000
     Authorised:

       Ordinary shares of HK$0.02 each
                    As at 30 June 2004 and 31 December 2003          75,000,000,000             1,500,000
                                                                   ================           ============

     Issued and fully paid:

       Ordinary shares of HK$0.02 each
         As at 1 January 2003 and 1 January 2004                     41,070,828,275               821,417                876,978

       Repurchased and cancelled                                        (16,893,000)                 (338)                  (359)
                                                                   ----------------           ------------           -----------
     As at 30 June 2004 (unaudited)                                  41,053,935,275               821,079                876,619
                                                                   ================           ===========            ===========

     The repurchases of the Company's shares during the period were effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting.

7.   DIVIDENDS

     On 28 April 2004, the board of directors declared a special interim dividend in place of 2003 final dividend of HK$0.06 per share, totaling HK$2,464,249,697 (equivalent to approximately RMB2,617,526,000) (2003:
     nil). The board of directors also withdrew its recommendation that the Company declare any final or special dividend for the year ended 31 December 2003.

     Subsequent to 30 June 2004, on 25 August 2004, the board of directors declared an interim dividend of HK$0.03 per share (2003: HK$0.028 per share), totaling HK$1,231,618,058 (equivalent to approximately RMB1,308,225,000) (2003: RMB1,220,132,166) and a special interim dividend of HK$0.05 per share (2003: HK$0.036 per share), totaling HK$2,052,696,764 (equivalent to approximately RMB2,180,375,000) (2003:
     RMB1,568,741,357).

8.   SEGMENT INFORMATION

     The Group is involved in the upstream operating activities of the petroleum industry which comprises production sharing contracts with foreign partners, and independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately.

     The following table presents revenue and profit information for the Group's business segments.

                                       Independent operations       Production sharing contracts         Trading business

                                            Six months ended             Six months ended                Six months ended
                                                 30 June                       30 June                         30 June
                                            2004          2003           2004          2003              2004          2003
                                     (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)       (Unaudited)   (Unaudited)
                                         RMB'000       RMB'000        RMB'000       RMB'000           RMB'000       RMB'000

     Segment revenue
     ---------------
     Sales to external customers:
         Oil and gas sales             6,820,277     5,610,606      9,207,268     8,574,167                 -             -
         Marketing revenues                    -             -              -             -         8,223,351     3,582,015
           Other income                    6,387         5,941         63,355       131,428                 -             -
                                     -----------   -----------    -----------   -----------       -----------    ----------
           Total                       6,826,664     5,616,547      9,270,623     8,705,595         8,223,351     3,582,015
                                     -----------   -----------    -----------   -----------       -----------    ----------
           Segment results
           ---------------
           Net profit                  4,081,059     3,576,018      5,275,654     4,913,990           100,544        38,877
                                     ===========  ============    ===========  ============       ===========    ==========


                                               Unallocated                   Consolidated

                                            Six months ended                Six months ended
                                                  30 June                       30 June
                                             2004          2003             2004          2003
                                      (Unaudited)   (Unaudited)      (Unaudited)   (Unaudited)
                                          RMB'000       RMB'000          RMB'000       RMB'000

     Segment revenue
     ---------------
     Sales to external customers:
         Oil and gas sales                       -            -        16,027,545   14,184,773
         Marketing revenues                      -            -         8,223,351    3,582,015
           Other income                          -            -            69,742      137,369
                                       ------------ ------------      -----------  -----------
           Total                                 -            -        24,320,638   17,904,157
                                       ------------ ------------      -----------  -----------
           Segment results
           ---------------
           Net profit                   (2,415,330)   (2,194,409)       7,041,927    6,334,476
                                       ============ =============     ===========  ===========

     Approximately 66% of the total revenue of the Group is contributed by the PRC customers. The Group's activities are conducted primarily in the PRC and Indonesia.

9.   SUBSEQUENT EVENTS

     Subsequent to 30 June 2004, the Company repurchased and cancelled 1,560,000 ordinary shares on the Stock Exchange of Hong Kong in July 2004, for a total consideration of HK$5,122,992, equivalent to RMB5,434,982).


AUDIT COMMITTEE

The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2004 are unaudited, but have been reviewed by Ernst &Young in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports," issued by the Hong Kong Society of Accountants. The interim financial report has been reviewed by the audit committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2004, the Company purchased listed securities of the Company on the Stock Exchange of Hong Kong as follows:

                                                        Aggregate price paid by
                               Aggregate number of          the Company for the
Date of purchase                  shares purchased              purchase  (HK$)

18 May 2004                              5,427,000                15,529,360.50

24 May 2004                              3,450,000                10,682,580.00

17 June 2004                             7,140,000                23,328,522.00

21 June 2004                               876,000                 2,744,420.40

All the shares purchased by the Company have been cancelled.

Save as described above, there was no other purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of the HKSE (the "Listing Rules"), except that the non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with the Company's articles of association.

CODE FOR DEALING IN THE COMPANY'S SECURITIES BY DIRECTORS



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The Company has adopted a code of ethics ("Code of Ethics") incorporating the
Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules and that having made specific enquiry of all directors, the directors have confirmed that they complied with, during the six months ended 30 June 2004, its Code of Ethics and the required standard set out in the Model Code.

REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 17 September 2004 to 23 September 2004 (both days inclusive) during which no transfer of shares can be registered. In order to qualify for the interim dividend and the special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4.00 p.m. on 16 September 2004.

The Board comprises of:

Executive Directors
Fu Chengyu (Chairman)
Jiang Longsheng
Zhou Shouwei
Luo Han

Independent Non-executive Directors:
Chiu Sung Hong
Evert Henkes
Kenneth S. Courtis
Erwin Schurtenberger

                                                         By Order of the Board
                                                              Cao Yunshi
                                                           Company Secretary

Hong Kong, 25th August 2004


FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited


                                       By: /s/ Cao Yunshi
                                           -----------------------------
                                           Name: Cao Yunshi
                                           Title:  Company Secretary

Dated: August 26, 2004



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